September 28, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Dillon Hagius

Re:	Sonnet BioTherapeutics Holdings, Inc.
Registration Statement on Form S-1
Filed September 28, 2023
File No. 333-274581

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Hagius:

Reference is made to our letter, filed as correspondence via EDGAR on September 28, 2023, in which we, as joint representatives of the underwriters of the proposed public offering of securities of Sonnet BioTherapeutics Holdings, Inc., requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on Thursday, September 28, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact our counsel, Raymond Ressy, Esq., of Lucosky Brookman LLP, at (646) 244-1993 if you have any questions in this regard.

Best Regards,

Chardan Capital Markets, LLC

By:	/s/ Shai Gerson
Shai Gerson
Managing Director

Ladenburg Thalmann & Co. Inc.

By:	/s/ Vlad Ivanov
Vlad Ivanov
Managing Director